UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-13387

MEGA MATRIX CORP.

(Exact name of registrant as specified in its charter)

3000 El Camino Real,

Bldg. 4, Suite 200, Palo Alto, CA 94306

(650) 340-1888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

Explanatory Note

* Effective October 8, 2024, Mega Matrix Corp., a Delaware corporation (the “Predecessor”), Mega Matrix Inc., a Caman Islands exempted company (the “Successor”), and MPU Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Successor (“MPU Merger Sub”) effected a redomicile merger (the “Redomicile Merger”). As a result, MPU Merger Sub merged with and into the Predecessor, with the Predecessor surviving as a wholly-owned subsidiary of the Successor, pursuant to the Third Amended and Restated Agreement and Plan of Merger, dated May 31, 2024 (the “Merger Agreement”), which Merger Agreement was approved by the Predecessor’s stockholders on September 25, 2024, and was filed as Annex A in the proxy statement/prospectus filed with the Securities and Exchange Commission by the Successor on August 16, 2024, and is incorporated herein by reference. As a result of the Redomicile Merger, each issued and outstanding share of the Predecessor’s common stock, par value $0.001 per share, acquired prior to October 8, 2024, has been converted into the right to receive one class A ordinary share of the Successor, par value $0.001 per share.

The Redomicile Merger constitutes a succession for purpose of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of the Predecessor under the Exchange Act, and does not affect the reporting obligations of the Successor under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Mega Matrix Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Mega Matrix Corp.

Date: November 7, 2024	By	/s/ Yucheng Hu
	Name:	Yucheng Hu
	Title:	Chief Executive Officer

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